Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIOS

	Six Months Ended June 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss)	$5,785	$(9,406)	$17,899	$18,859	$21,366	$8,538
Less: equity in affiliates	(14)	—	79	126	(616)	1,069

	5,799	(9,406)	17,820	18,733	21,982	7,469

Fixed charges (1):
Interest expense, gross (2)	10,952	13,145	2,638	2,061	5,112	5,313
Interest portion of rent expense	1,317	2,696	2,661	1,902	1,062	920

a) Fixed charges	12,269	15,841	5,299	3,963	6,174	6,233

b) Earnings for ratio (3)	$18,068	$6,435	$23,119	$22,696	$28,156	$13,702

Ratios:

Earnings to fixed charges (b/a)	1.5	n/a (4)	4.4	5.7	4.6	2.2

Deficit of earnings to fixed charges	n/a	$(9,406)	n/a	n/a	n/a	n/a

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.
(2)	Interest expense, gross includes amortization of prepaid debt fees and discount.
(3)	Earnings consist of income from continuing operations before income taxes plus fixed charges.
(4)	Due to Itron’s loss in 2004, the ratio coverage was less than 1:1. Additional earnings of $9,406 would have been needed to achieve a coverage of 1:1.